GREAT PANTHER RESOURCES LIMITED

INFORMATION CIRCULAR

as at May 8, 2009
(unless otherwise stated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER RESOURCES LIMITED (the “Company”) of Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting of shareholders to be held on Tuesday, June 30, 2009 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company’s transfer agent and registrar, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder’s votes on any poll FOR the approval of all the matters in the items set out in the form of proxy and FOR each of the nominees named therein for election as directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker (or the agent of that broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge it cannot be used as a proxy to vote shares directly at the meeting as the voting instruction form must be returned to Broadridge or the telephone or internet procedures completed well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 86,779,521 common shares are issued and outstanding as at May 8, 2009. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed May 15, 2009 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at May 8, 2009, CDS & Co., a Canadian depository, and Cede & Co, a U.S. depository, were the registered holders, respectively, of 75,421,918 (86.91%) and 3,959,102 (4.56%) common shares on behalf of intermediaries/ brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company, except to the extent that they may include management shares held in brokerage accounts.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company’s Articles, the current quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolutions are proposed.

BUSINESS OF THE MEETING

To the knowledge of the Company’s management, the only matters to be placed before the meeting are those set out in the notice of meeting:

Appointment of Auditor

Management proposes to nominate the firm of KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Company.

Election of Directors

Directors are elected by the holders of common shares of the Company. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the Business Corporations Act (British Columbia) to act as a director.

The Company currently has five directors, and shareholders will be asked to pass an ordinary resolution to set the number of directors at five. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the total number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies given pursuant to this solicitation in favour of management nominees will be voted on any poll for another nominee in management’s discretion unless the shareholder has specified in the proxy form that the shareholder’s shares are to be withheld from voting on the election of directors.

The following information concerning the respective nominees has been provided or confirmed by each of them:

Proposed Nominee, Province/State and Country of Residence and Present Position with the Company	Principal Occupation	Director Since	Number of Voting Securities(1)

Kaare G. Foy, BEc.	Executive Chairman of the Company;	June 23, 1994	338,600(2)
British Columbia, Canada	Executive Chairman of Cangold Limited;
Executive Chairman and Director	President of Oceanic Management Limited;
Director of Golden Prospect Precious Metals
Limited.

Robert A. Archer, P.Geo.	President and Chief Executive Officer of the	April 27, 2004	1,500,100(3)
British Columbia, Canada	Company; President and Chief Executive
President, Chief Executive Officer	Officer of Cangold Limited; President of R.A.
and Director	Archer & Associates; President of Platoro
Resource Corp.; Non-Executive Director of
Altair Ventures Incorporated.

Malcolm A. Burne	Self-employed investment banker; Executive	June 3, 1987	340,033(4)
Surrey, United Kingdom	Chairman and Director of Jubilee Platinum
Director	plc; Director of Cangold Limited, Commodity
Watch Plc, Far East Resources Limited, Mano
River Resources Inc., Rivington Street
Holdings Limited, The Venture Capital
Exchange Limited, West End TST Limited
and Golden Prospect Precious Metals Limited.

John T. Kopcheff, BSc. (Hons.)	Managing Director of Victoria Petroleum NL.;	August 16, 2001	80,000
Western Australia, Australia	Non-Executive Director of Greenearth Energy
Director	Limited.

Martin B. Carsky, CA	Corporate Director and self-employed	February 9, 2009	nil
British Columbia, Canada	financial advisor from April 2008 to present;
Director	President, Chief Executive Officer, Chief
Financial Officer and Corporate Secretary of
Anthem Ventures Capital Corp. from April
2007 to April 2009; Executive Chairman of
MetroBridge Networks International Inc. from
October 2007 to July 2008; Executive Vice
President of Anthem Capital Corp. from
October 2006 to March 2008; Vice President
and Corporate Secretary of Anthem Works
Ltd. from November 2002 to June 2003;
President, Chief Executive Officer and a
Director of Cryopak Industries Inc. from
February 2004 to September 2006; Chief
Financial Officer and Corporate Secretary of
Cryopak Industries Inc. from June 2003 to
September 2006.

Notes:

(1)	Common shares beneficially owned, directly or indirectly, or controlled or directed.
(2)	92,400 common shares held directly; 246,200 common shares held indirectly through Oceanic Management Limited, a company controlled by Kaare G. Foy.
(3)	1,440,100 common shares held directly; 60,000 common shares held indirectly through Platoro Resource Corp., a company controlled by Robert A. Archer.
(4)	284,133 common shares held directly; 55,900 common shares held indirectly through First Investors Guarantee Ltd., a company controlled by Malcolm A. Burne.

Except as disclosed below, no proposed director

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which this information circular is being prepared) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company in respect of which this information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of paragraph (a) above, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Martin Carsky was Chief Executive Officer, President, Chief Financial Officer, Secretary and a director of Cryopak Industries Inc. (“Cryopak”) in October 2006 when Cryopak was placed into receivership. Mr. Carsky was also a director of Cryopak Corporation Ltd. when it filed for bankruptcy protection in October 2006. All of the assets of Cryopak Industries Inc. and Cryopak Corporation Ltd. were sold to a third party.

Cryopak failed to file its annual audited financial statements for the year ended March 31, 2006. On October 5, 2006, the British Columbia Securities Commission issued a cease trade order against Cryopak and its insiders and control persons prohibiting Cryopak, its insiders and control persons from trading in any securities of Cryopak until the cease trade order is lifted. The cease trade order remains in effect.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness outstanding as at May 8, 2009 entered into in connection with (a) a purchase of securities and (b) all other indebtedness to (a) the Company and (b) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, of all executive officers, directors, employees and former executive officers, directors and employees of the Company was nil.

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, no proposed nominee for election as a director, and no associate of any director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person, no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information as at December 31, 2008, the end of the Company’s most recently completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance. “Equity compensation plans approved by securityholders” relate to the Company’s Amended and Restated Share Option Plan (2007) in effect as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans	6,521,700	$1.16	1,643,752
approved by securityholders

Equity compensation plans not	n/a	n/a	n/a
approved by securityholders

Total:	6,521,700		1,643,752

STATEMENT OF EXECUTIVE COMPENSATION

The Named Executive Officers (“NEOs”) of the Company for the year ended December 31, 2008 are listed in the table below:

Name	Principal Position
Robert A. Archer	President and Chief Executive Officer Director
Kaare G. Foy	Executive Chairman Director
Raakel Iskanius	Chief Financial Officer
Francisco Ramos Sánchez	Vice President, Business Development
Charles Brown	Chief Operating Officer

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee is responsible for the oversight of and making of recommendations to the Board with respect to compensation of the Company’s senior executives. Specifically, the Compensation Committee assists the Board of Directors in fulfilling its oversight responsibility by: (a) reviewing and approving and then recommending to the Board of Directors, salary, bonus and other benefits, direct or indirect, and any change of control packages of the Chief Executive Officer, the Executive Chairman and other members of the senior management team; (b) recommending salary guidelines to the Board of Directors; (c) administration of the Company’s compensation plans, including the Share Option Plan, outside directors’ compensation plans and other such compensation plans or structure as are adopted by the Company from time to time; (d) researching and identifying trends in employment benefits; and (e) establishing and periodically reviewing the Company’s policies in the area of management benefits and perquisites. The Compensation Committee is chaired by Malcolm Burne. To the satisfaction of the Board of Directors, each member has sufficient, relevant skills and/or experience which will be of assistance to the carrying out of the Mandate of the Compensation Committee. The Compensation Committee meets at least once annually or more frequently as circumstances require.

Executive Compensation Philosophy and Objectives

The Company does not have a formal compensation program with set benchmarks. However, the Company does have an informal program which seeks to provide both current and long term rewards to the NEOs and other senior executives that are consistent with their individual performance and contribution to the Company’s objectives. Levels of compensation are also established and maintained with the intent of attracting and retaining superior quality employees.

Compensation Review Process

The Compensation Committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits. In establishing total compensation, the Compensation Committee considers the Company’s performance and relative shareholder return, the value of similar incentive awards at comparable companies and the awards given to the executives in past years. The Committee also ensures that internal equity is maintained such that individuals in similar jobs and locations are treated fairly.

In setting the compensation of the Chief Executive Officer and Executive Chairman, the Compensation Committee takes into consideration salaries paid to others in similar positions in the Company’s industry. The compensation of NEOs is not tied to corporate goals or objectives such as production targets.

The Compensation Committee reviews the results of and procedures for the evaluation of the performance of other executive officers by the Chief Executive Officer and Executive Chairman. The Committee monitors the executive compensation program with the view to achieving superior executive management with a fair cost to the Company.

As part of its review process, the Compensation Committee reviews peer group and other industry compensation data reported through surveys and other sources. The components of total compensation for the Company’s Chief Executive Officer and Executive Chairman are the same as those which apply to other senior executive officers of other companies of our peer group.

Elements of Executive Compensation

There are three main elements of compensation: salaries, stock options and bonuses. Compensation practices include base salaries, stock options and, when merited, bonuses. The Company does not maintain a pension plan for its employees, nor does it provide any other form of deferred compensation program.

Base Salary

Base salaries for the executives have been determined based on the individual’s level of responsibility, the importance of the position to the Company and the individual’s contribution to the Company’s performance.

For 2009, to demonstrate leadership in expense reduction efforts as a result of the global economic downturn, the CEO, Executive Chairman and the Vice President, Business Development reduced their consulting fees by 9.5% .

Stock Options

The Compensation Committee believes these plans have assisted and will continue to assist the Company in attracting, retaining and motivating the key officers and employees it will need. The Company’s Share Option Plan is designed to provide executives with a long term incentive to achieve the Company’s objectives and contribute to shareholder value. In determining the number of options to award to employees, the Compensation Committee takes into consideration options previously awarded to each employee and other factors that would affect internal equity.

In 2008, the Company granted 1,960,000 new stock options to employees and consultants. No stock options were granted to NEOs.

On April 23, 2008, the Board of Directors approved amending the exercise price of 2,070,000 outstanding incentive stock options previously exercisable at $2.65 to $1.42 and 925,000 outstanding incentive stock options previously exercisable at $2.00 to $1.42. The reduction in the exercise price became effective on April 23, 2008. The repricing applied to all holders of the class of securities underlying the options. An expense of $443,150 related to the repricing of the options has been included in stock-based compensation expense.

Bonus Payments

Bonuses, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. Because of the financial requirements for carrying out the Company’s business activities, substantial reliance has historically been placed by the Compensation Committee on the use of non-cash compensation for certain of the executive officers. This has been achieved by use of the Company’s stock based compensation plans.

Given the downturn in the global economic markets and the negative impact on metals prices, no performance bonuses were awarded to NEOs or other senior executives in 2008.

Performance Graph

The following graph shows the performance of the Company’s shares as compared to the S&P/TSX Total Return Index over the past 5 years:

From 2006 to 2007 the Company’s total executive compensation increased due to the Company’s transition from a primarily exploration to a production company. As a result of the Company’s change in focus, two additional executive team members were retained in 2007.

In light of the decline in the Company’s market capital and general economic conditions during the fourth quarter of 2008, the Company did not award any cash or equity based bonuses to the executive team in 2008. For 2009, the CEO, Executive Chairman and the Vice President, Business Development reduced their consulting fees by 9.5% .

Option-Based Awards

The Compensation Committee reviews and recommends to the Board any equity plans that the Company establishes for, or makes available to, its directors, employees and consultants, the appropriateness of the allocation of benefits under the plans and the extent to which the plans are meeting their intended objectives and, where appropriate, recommend that the Board modify any plan that yields payments and benefits that are not reasonably related to employee performance.

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase common shares to the Company’s directors, officers and key employees and other persons providing ongoing services to the Company. The stock option plan is administered by the Board of Directors. The maximum number of common shares which may be reserved and set aside for issuance under the stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the Board of Directors at the time of grant and will not be less than the market price of the common shares at the date of grant, as determined under the policies of the Toronto Stock Exchange. Options may be granted under the stock option plan for an exercise period of up to five years from the date of grant of the option or such lesser periods as may be determined by the Board of Directors.

When granting stock options, the Chief Executive Officer and Executive Chairman assess the status of the stock option reserve and potential dilution resulting from a stock option grant.

SUMMARY COMPENSATION TABLE

The following table sets out information concerning the compensation of NEOs:

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Robert A. Archer President, Chief Executive Officer, Director	2008	329,250(1)	nil	nil(4)	nil	nil	n/a	nil	329,250
Kaare G. Foy Executive Chairman, Director	2008	322,425(2)	nil	nil(4)	nil	nil	n/a	nil	322,425
Raakel Iskanius Chief Financial Officer	2008	150,000	nil	nil(4)	nil	nil	n/a	nil	150,000
Francisco Ramos Sánchez Vice President, Business Development	2008	266,230(3)	nil	nil(4)	nil	nil	n/a	nil	266,230
Charles Brown Chief Operating Officer	2008	192,000	nil	nil(4)	nil	nil	n/a	nil	192,000

Notes:

(1)

Consisting of consulting and directors’ fees of $299,250 and $30,000, respectively, paid to Platoro Resource Corp. On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company. Under the agreement Platoro has agreed to provide to the Company the continued services of Robert A. Archer as President and Chief Executive Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Platoro a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $950. Platoro is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro in that year.

(2)

Consisting of consulting and directors’ fees of $292,425 and $30,000, respectively, paid to Oceanic Management Limited. On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company. Under the agreement Oceanic has agreed to provide to the Company the continued services of Kaare G. Foy as Executive Chairman to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Oceanic a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $950. Oceanic is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic in that year.

(3)

Consisting of consulting fees paid to Francisco Ramos Sánchez. On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sánchez, the Vice President, Operations of the Company. Under the agreement the Company continues the engagement of Mr. Ramos as Vice President, Operations (now Vice President, Business Development) to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $800 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $740. Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year.

Consulting fees for Mr. Sánchez are paid in Mexican pesos. For the year ended December 31, 2008, a weighted average annual rate of 0.1068 has been used to translate the fees to Canadian dollars.

(4)

On April 23 2008, the Company recorded the compensation cost relating to the re-pricing of a number of share options that were previously granted. The exercise price of the options was reduced from $2.65 to $1.42, which was effective for all holders of the options.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the total number of options outstanding, all exercisable within 60 days, which have been granted to each NEO as at December 31, 2008:

Name	Number of Options Outstanding	Exercise Price	Expiry Date	Value of Unexercised In-The-Money Options (1) ($)
Robert A. Archer	100,000 125,000 150,000	$0.45 $0.90 $1.42	July 26, 2010 January 5, 2011 December 6, 2011	nil nil nil
Kaare G. Foy	25,000 205,000 150,000	$0.45 $0.90 $1.42	February 27, 2010 January 5, 2011 December 6, 2011	nil nil nil
Raakel Iskanius	150,000 100,000	$1.42 $1.42	June 5, 2012 September 10, 2012	nil nil
Francisco Ramos Sánchez	100,000 25,000 75,000 125,000 100,000	$0.45 $0.45 $0.45 $0.90 $1.42	February 8, 2009 February 27, 2010 July 26, 2010 January 5, 2011 December 6, 2011	nil nil nil nil nil
Charles P. Brown	250,000	$1.42	September 10, 2012	nil

Note:

(1) At December 31, 2008, the Company’s share price closed at $0.28, thus all outstanding options were out-of-the-money.

The Company does not provide share-based awards to executive officers or employees.

Incentive Plan Awards – Value Vested or Earned During the Year

The incentive plan awards value vested or earned during the fiscal year ended December 31, 2008 for each NEO are set out below:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Archer	nil	nil	nil
Kaare G. Foy	nil	nil	nil
Francisco Ramos Sánchez	nil	nil	nil
Charles Brown	nil	nil	nil
Raakel Iskanius	nil	nil	nil

Note:

(1)

In 2008, the Company recorded compensation costs relating to the repricing a number of share options that had been previously granted. Effective April 23, 2008, the exercise price of the options were reduced to $1.42.

Summary of Share Option Plan

On May 14, 2007 the Board of Directors of the Company adopted the Company’s Amended and Restated Share Option Plan (2007) (the “2007 Plan”) which was subsequently approved by the Company’s shareholders at the Annual and Special General Meeting held on June 28, 2007. Shareholder approval must be obtained every three years. As at December 31, 2008, options to purchase an aggregate of 6,521,700 common shares were outstanding, representing approximately 7.99% of the issued and outstanding shares on that date. As at the same date, options to purchase 1,643,752 common shares remained available for grant under the 2007 Plan, representing approximately 2.01% of the outstanding shares on that date.

The principal features of the 2007 Plan are as follows:

Purpose

The principal purposes of the 2007 Plan are to advance the interest of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its related entities; (ii) attracting and retaining qualified directors, officers, employees and consultants which the Company and its related entities require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The 2007 Plan shall be administered by the Board of Directors or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than 3 directors. The Board (or the Committee) shall have the authority to determine which eligible persons are to be granted options, to grant options to eligible persons, to determine the terms, limitations, restrictions and conditions respecting such grants, to interpret the 2007 Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the 2007 Plan as it shall from time to time deem advisable, and to make all other determinations and to take all other actions in connection with the implementation and administration of the 2007 Plan.

Shares Reserved

The aggregate maximum number of common shares which may be reserved for issuance for all purposes under the 2007 Plan shall be equal to 10% of the outstanding issue at the time of an option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company. The aggregate number of common shares reserved for issuance to any one person pursuant to the grant of options shall not exceed 5% of the outstanding issue. An eligible person may receive options on more than one occasion under the 2007 Plan and may receive separate options on any one occasion.

Eligibility

Options may be granted by the Board to any eligible person, subject to the limits with respect to insiders set out below. Upon written notice from an eligible person, any option that might otherwise be granted to that eligible person will be granted, in whole or in part, to a permitted assign of that person.

Limits with Respect to Insiders

The aggregate number of common shares which may be reserved for issuance pursuant to options granted to insiders under the 2007 Plan shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to insiders pursuant to the exercise of options, within a one-year period, shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to any one insider and such insider’s associates pursuant to the exercise of options, within a one-year period, shall not exceed 5% of the outstanding issue.

Amendment and Termination

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the 2007 Plan at any time, provided that the Board may not do any of the following without obtaining approval of the shareholders of the Company: (i) increase the number of common shares that may be reserved for issuance pursuant to options granted under the 2007 Plan; (ii) alter or impair any existing options granted to a participant without the consent of the participant; or (iii) materially increase the benefits under the 2007 Plan. Without limiting the generality of the Board’s authority, the Board may, without shareholder approval, amend the plan by (i) including or changing vesting provisions in the Plan; (ii) changing the termination provisions of the plan which do not entail an extension beyond the original expiry date; and (iii) adding a cashless exercise feature payable in cash or securities.

The Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), provided that: (i) any required regulatory approvals are obtained; (ii) the Board would have had the authority to initially grant the option under terms as so amended; and (iii) the consent of the participant is obtained.

Disinterested Shareholder Approval

Notwithstanding that the 2007 Plan has been approved by shareholders of the Company, the Company must obtain disinterested shareholder approval if the Company decreases the exercise price or extends the term of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease or extension, or if the 2007 Plan, together with all of the Company’s previously established and outstanding stock option plans or grants could result at any time in the grant to insiders, within a 12-month period, of the number of options exceeding 10% of the outstanding issue.

Exercise Price

The Board will establish the exercise price of an option at the time each option is granted provided that such price shall not be less than the closing price of the common shares on TSX (or, if the common shares are not then listed and posted for trading on TSX, on such other stock exchange on which the common shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the 5 consecutive trading days preceding the date of grant.

Time of Exercise

The Board may determine when any option will become exercisable and may determine that any options shall vest and be exercisable in instalments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any options expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a Company-imposed blackout period) such expiry date will become the tenth day following the end of the blackout period.

Early Expiry

If a participant ceases to be an eligible person for any reason whatsoever other than death, each option held by the participant will cease to be exercisable 30 days after the termination date. If a participant dies, the legal representatives of the participant may exercise the participant’s options within 6 months after the date of the participant’s death, but only to the extent the options were, by their terms, exercisable on the date of death.

Acceleration on Change of Control

In the event that a change of control (defined in the 2007 Plan), all options outstanding shall be immediately exercisable, notwithstanding any vesting provisions.

Prohibition on Transfer of Options

Options are personal to each eligible person. Subject to “permitted transferees” below, no eligible person or permitted assign may deal with any options or any interest in them or transfer any options now or hereafter held by the eligible person or permitted assign. “Transferring” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another or to the same person in a different capacity, whether or not voluntary, and whether or not for value.

Permitted Transferees

The prohibition on transfer of options does not apply if a transfer (a) is between an eligible person and the permitted assign of that eligible person, or (b) is between permitted assigns of that eligible person, or (c) is from a trustee, custodian or administrator acting on behalf, or for the benefit of eligible persons, to an eligible person or permitted assign by that eligible person, if the option was acquired from an eligible person or the permitted assign of the eligible person.

Right to Terminate Options on Sale of Company

Notwithstanding any other provisions of the 2007 Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding common shares, the Company may give written notice to all participants advising that their respective options, including options held by their permitted assigns, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the participants and their permitted assigns under any options not exercised will terminate at the end of the 30-day period.

Cashless Exercise

A participant may, if determined by the Board, have the right, when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, shall receive instead and at no cost to the participant that number of common shares, disregarding fractions which, when multiplied by the closing price of the common shares on the day immediately prior to the exercise of the right, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price.

PENSION PLAN BENEFITS

The Company does not have any pension plans and there are no pension plan benefits in place for the Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Name and Principal Position	Change of Control with Termination
Robert Archer, President and Chief Executive Officer, Director	$360,000(1)
Kaare G. Foy, Executive Chairman, Director	$355,000(2)
Raakel Iskanius, Chief Financial Officer	$150,000(3)
Francisco Ramos Sánchez, Vice President Business Development	$266,400(4)
Charles Brown, Chief Operating Officer	$192,000(5)

Notes:

(1)

Executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of the Company, then Platoro is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. The amount of $360,000 consists of $342,000 based on the current daily fee of $950 and $18,000 representing 2 years of benefits. No performance bonuses were awarded in the previous 2 years.

(2)

Executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman of the Company, then Oceanic Management is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. The amount of $355,000 consists of $342,000 based on the current daily fee of $950 and $13,000 representing 2 years of benefits. No performance bonuses were awarded in the previous 2 years.

(3)

Employment agreement dated August 23, 2007, as amended July 11, 2008, with Ms. Iskanius. Pursuant to her employment agreement, in the event of termination without cause, Ms. Iskanius is entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Ms. Iskanius ceasing to be the Chief Financial Officer of the Company, then Ms. Iskanius is entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any. The amount of $150,000 represents 12 months’ salary. No performance bonuses were awarded in the previous 2 years.

(4)

Executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Mr. Sánchez. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Sánchez ceasing to be the Vice President Business Development, then Mr. Sánchez is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. The amount of $266,400 is based on the current daily fee of $740. No performance bonuses were awarded in the previous 2 years.

(5)

Employment agreement dated August 7, 2007, as amended July 11, 2008, with Mr. Brown. Pursuant to his employment agreement, in the event of termination without cause, Mr. Brown is entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Brown ceasing to be the Chief Operating Officer of the Company, then Mr. Brown is entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any. The amount of $192,000 represents 12 months’ salary. No performance bonuses were awarded in the previous 2 years.

DIRECTOR COMPENSATION

Compensation provided to independent directors for the year ended December 31, 2008 has been set out below. On February 9, 2009, A. Michael Turko resigned and Martin Carsky was appointed to the Board of Directors. Directors are eligible to participate in the Company’s incentive stock option plan. No stock options were granted to directors during the year ended December 31, 2008.

Name and Principal Position(1)	Year	Fees earned (2) ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Malcolm A. Burne Director	2008	30,000	nil	nil(3)	nil	nil	nil	nil	30,000
John T. Kopcheff Director	2008	30,000	nil	nil(3)	nil	nil	nil	nil	30,000
A. Michael Turko Director	2008	30,000	nil	nil(3)	nil	nil	nil	nil	30,000

Notes:

(1)	Director compensation for Robert A. Archer and Kaare G. Foy have been reflected in the summary compensation table for NEOs.

(2)	Directors' fees.

(3)

On April 23 2008, the Company recorded compensation cost related to a repricing a number of share options that were previously granted, reducing the exercise price from $2.65 to $1.42, which was effective on April 23, 2008. This repricing was effective for all holders of the options.

Outstanding Share-Based Awards and Option-Based Awards

The total number of options outstanding as at December 31, 2008 for independent directors are set out below. All options are exercisable within 60 days.

Name (1)	Number of Options Outstanding	Exercise Price	Expiry Date	Value of Unexercised In-The- Money Options(2) ($)
Malcolm A. Burne	150,000 25,000 100,000 125,000 50,000	$0.45 $0.45 $0.45 $0.90 $1.42	February 8, 2009 February 27, 2010 July 26, 2010 January 5, 2011 December 6, 2011	nil nil nil nil nil
John T. Kopcheff	150,000 25,000 100,000 125,000 50,000	$0.45 $0.45 $0.45 $0.90 $1.42	February 8, 2009 February 27, 2010 July 26, 2010 January 5, 2011 December 6, 2011	nil nil nil nil nil
A. Michael Turko (3)	50,000	$1.42	December 6, 2011	nil

Notes:

(1)	Director outstanding share-based awards and option-based awards for Robert A. Archer and Kaare G. Foy have been reflected in the outstanding share-based awards and option-based awards table for NEOs.

(2)	At December 31, 2008, the Company’s share price closed at $0.28, thus all outstanding options were out-of-the-money.

(3)	All options granted to A. Michael Turko were cancelled on March 11, 2009 as a result of his resignation on February 9, 2009.

The Company does not provide share-based awards to directors.

Incentive Plan Awards – Value Vested or Earned During the Year

The incentive plan awards value vested or earned for each independent director during the fiscal year ending December 31, 2008 are set out below:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Malcolm A. Burne	nil	nil	nil
John T. Kopcheff	nil	nil	nil
A. Michael Turko	nil	nil	nil

Note:

(1)

On April 23 2008, the Company recorded compensation cost related to a repricing a number of share options that were previously granted, reducing the exercise price from $2.65 to $1.42, which was effective on April 23, 2008. This repricing was effective for all holders of the options.

AUDIT COMMITTEE DISCLOSURE

Audit Committee’s Charter

The current Charter of the Company’s Audit Committee is attached to this circular as Appendix A.

Composition of the Audit Committee

The current members of the Audit Committee are Martin B. Carsky (Chairman), Malcolm A. Burne and John T. Kopcheff. All are “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). All members of the Audit Committee are considered to be “financially literate” within the meaning of MI 52-110.

Relevant Education and Experience

Martin B. Carsky is a Chartered Accountant in the Province of British Columbia (1992) and obtained a Bachelor of Science from the University of British Columbia in 1989. Mr. Carsky was formerly the Executive Chairman and a Director of MetroBridge Networks International Inc. He is currently a Director of Anthem Ventures Capital Corp., a Director and Chairman of the Audit Committee of Pacific Safety Products Inc., a Director and Chairman of the Audit Committee of Con-Space Communications Inc., a Director and CFO of Amato Exploration Ltd., and a Director of Cangold Limited. Mr. Carsky acted as Executive Vice President of Anthem Capital Corp. from October 2006 to March 2008. He was the President, CEO and a Director of Cryopak Industries Inc. from February 2004 until September 2006. He also acted as Vice President of Finance of Anthem Works Ltd. (formerly Anthem Properties Ltd.) from November 2002 to June 2003 and as Corporate Secretary from November 2002 to December 2003.

Malcolm A. Burne is a Director and Executive Chairman of Jubilee Platinum plc and a Director of Cangold Limited, Commodity Watch Plc, Far East Resources Limited, Mano River Resources Inc., Rivington Street Holdings Limited, The Venture Capital Exchange Limited, West End TST Limited and Golden Prospect Precious Metals Limited. A former stockbroker and financial journalist with The Financial Times, Mr. Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. Mr. Burne has been a director of over 20 companies, many of which have been in the mineral resources and gold exploration fields. In addition, he was Executive Chairman of the Australian Bullion Company (Pty) Ltd., Australia’s leading gold dealer and member of the Sydney Futures Exchange.

John T. Kopcheff BSc. (Hons.) (Geology and Geophysics), member AEPG, A.I.M.M., SPE & PESA. Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. Following graduation he has gained over 34 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in field geological operations and management. Mr. Kopcheff has been for the past 24 years and is currently the Managing Director of Victoria Petroleum NL, an Australian oil exploration and production company based in Perth, Western Australia with exploration and production interests in Australia and the USA. Victoria Petroleum NL is a company publicly listed on the Main Board of the Australian Stock Exchange. Mr. Kopcheff is also a Non-Executive Director of Greenearth Energy Limited, a geothermal exploration company publicly listed on the Main Board of the Australian Stock Exchange

Audit Committee Oversight

Since January 1, 2008, the commencement of the Company’s most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors of the Company.

External Auditor Service Fees (By Category)

The following table presents the amount of fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2008	2007
Audit Fees(1)	$347,062	$436,902
Audit-related Fees(2)	27,302	69,627
Tax Fees(3)	30,150	3,300
All Other Fees(4)	31,642	4,600

Total	$436,156	$514,429

Notes:

(1)	Consists of fees for professional services for the audit of the Company’s financial statements and statutory tax audits in Mexico.
(2)	Consists of fees that are reasonably related to the performance of the audit of the Company’s financial statements and which are not reported in (1) above.
(3)

Consists of fees for professional services for tax compliance, tax advice and tax planning; the services consist primarily of certification of value added tax returns and preparation of income tax returns.

(4)

Consists of fees for professional services other than services reported under (1), (2) or (3) above; the services consist primarily of assistance with the Company’s International Financial Reporting Standards and IT system conversion projects.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound Corporate Governance Practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of its Corporate Governance Practices must be included in its information circular.

Board of Directors

Independence of the Board

The Board of Directors currently consists of five directors. Malcolm A. Burne, John T. Kopcheff and Martin B. Carsky, are considered to be “independent” in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, other than interests and relationships arising from shareholdings.

Robert A. Archer (President and Chief Executive Officer) and Kaare G. Foy (Executive Chairman) are senior officers of the Company and are therefore not independent.

Chairman and Lead Director

The Board has appointed Kaare G. Foy as its Chairman. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its Committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.

The Board has not appointed a Lead Director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2008, the Board met five times and the Audit Committee met five times. All directors and Audit Committee members attended all their respective meetings, either in person or by telephone conference, with the following exceptions: John T. Kopcheff was unable to attend one of the meetings and Malcolm A. Burne was unable to attend two of the meetings. The Board and the Committees of the Board also act by unanimous written consents in lieu of meetings.

Meetings of the independent directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

Other Public Company Directorships

Directors of the Company are also directors of other reporting issuers (or the equivalent) as follows:

Name of Director	Reporting Issuers or Equivalents
Robert A. Archer	Cangold Limited, Altair Ventures Incorporated
Kaare G. Foy	Cangold Limited, Golden Prospect Precious Metals Limited
John T. Kopcheff	Victoria Petroleum NL, Greenearth Energy Limited
Malcolm A. Burne	Jubilee Platinum plc; Cangold Limited, Commodity Watch Plc, Far East Resources Limited, Mano River Resources Inc., Rivington Street Holdings Limited, The Venture Capital Exchange Limited, West End TST Limited, Golden Prospect Precious Metals Limited
Martin B. Carsky	Cangold Limited, Pacific Safety Products Inc., Anthem Ventures Capital Corp., Amato Exploration Ltd., Con-Space Communications Ltd.

Board Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;

  identifying the principle risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communication policy for the Company to facilitate communications with investors and other interested parties; and

  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its Committees and the contribution of individual directors. The Board discharges its responsibilities directly to and through its Committees, currently consisting of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

A copy of the Board Mandate is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the Committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its Committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) which applies to all senior officers of the Company as well as directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company. The Company has adopted the Code for the purpose of promoting:

  honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions, any exchanges upon which the Company’s securities are traded, governmental bodies, self-regulating industry associations or other regulatory agencies and in other public communications made by the Company;

  compliance with all applicable laws, rules and regulations;

  the prompt internal reporting of violations of the Code; and

  accountability for adherence to the Code.

A copy of the Company’s Code of Ethics and Business Conduct is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Nomination of Directors

The Board of Directors has appointed a Nominating and Corporate Governance Committee. The mandate of this Committee includes:

  identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board’s Committees;

  evaluating the qualifications and independence of each member of the Board and its Committees and recommend to the Board any appropriate changes in the composition of the Board and any of its Committees;

  evaluating the performance of the Board and any of its Committees; and

  developing and recommending to the Board Corporate Governance principles.

In discharging their duties, the basic responsibilities of the members of the Nominating and Corporate Governance Committee are to exercise their business judgement and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders.

A copy of the Charter of the Nominating and Corporate Governance Committee is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Compensation

The Compensation Committee, which is composed of the independent directors, may, among other things, determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is by periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies. Refer to “Statement of Executive Compensation” in this circular.

The Compensation Committee has the specific responsibilities set out in the Compensation Committee’s Charter. A copy of the Charter of the Compensation Committee is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Other Board Committees

As disclosed in this circular, the Board currently has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee.

The current members of each of the Committees are Martin B. Carsky, John T. Kopcheff and Malcolm A. Burne who are the independent directors of the Company. Martin B. Carsky is Chairman of the Audit Committee; John T. Kopcheff is Chairman of the Compensation Committee and Malcolm A. Burne is Chairman of the Nominating and Corporate Governance Committee.

Board Assessments

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the Committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the Committees and individual directors. Assessments of the Board and its Committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment report to determine what, if any, action should be taken to improve performance.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative financial statements and MD&A for the year ended December 31, 2008. Copies of the financial statements and MD&A may be obtained upon request from the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

DIRECTORS’ APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED May 15, 2009

BY ORDER OF THE BOARD OF DIRECTORS

”Kaare G. Foy”

Kaare G. Foy
Executive Chairman

APPENDIX A
to Information Circular

GREAT PANTHER RESOURCES LIMITED
(the "Company")
CHARTER OF THE AUDIT COMMITTEE

Article 1.           Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)

the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

	(ii)	the independence and qualifications of the Company's external auditors;

(iii)

the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members.

	(iv)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

	(v)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

(c)

prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)

review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)

the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

	(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2.           Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.           Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.           Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.           Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6.           Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)

take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)

request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.           Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)

(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)

periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, consistent with all professional standards that are applicable to the external auditors

(including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Accounts and the American Institute of Certified Public Accountants, and those set out in the “Handbook of the Canadian Institute of Chartered Accountants” and “Independence Standards Board Standard No. 1”);

(c)

evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter of the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)

assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

	(i)	the Company’s annual financial statements and related footnotes;

	(ii)	the external auditors’ audit of the financial statements and their report thereon;

	(iii)	any significant changes required in the external auditors’ audit plan;

	(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

	(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(vi)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States));

(h)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

	(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

	(ii)	the truthfulness and accuracy of the Company’s financial statements; and

	(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(i)	consider and review with the Company's management and internal accounting department:

	(i)	significant findings during the year and management’s responses thereto;

	(ii)	any changes required in the planned scope of their audit plan;

	(iii)	the internal accounting department's budget and staffing; and

	(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(j)

establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(k)

review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(l)

prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company.

(m)

review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(n)

at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(o)

review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and the Business Conduct;

(p)

review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices, as set out in the Schedule attached to this Charter;

(q)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve in advance all related party transactions;

(r)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

(s)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(t)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

SCHEDULE
to CHARTER of the AUDIT COMMITTEE

GREAT PANTHER RESOURCES LIMITED
(the "Company")

WHISTLE BLOWER POLICY

Procedures for the Submission of Complaints or Concerns regarding
Accounting, Internal Accounting Controls and Auditing Matters

1.

The Company has designated the Business Ethics Officer (“The Officer”) to be responsible for administering these procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters in respect of the Company, including, but not limited to, concerns regarding questionable accounting or auditing practices on behalf of the Audit Committee of its board of directors.

2.

Any person including employee of the Company or third party may on a confidential and anonymous basis submit complaints or concerns regarding accounting, internal accounting controls or auditing matters in respect of the Company by setting out such complaints or concerns in an e-mail or a letter addressed to the Business Ethics Officer with a legend on the envelope that indicates that the contents of the envelope are confidential (for example, "Confidential" or "To be Opened by the Business Ethics Officer Only"). If the complainant would like to discuss the matter directly with a member of the Committee, the complainant should include a telephone number at which he or she can be contacted in his or her submission to the Officer.

All submissions to the Business Ethics Officer should be addressed as follows:

Great Panther Resources Limited
c/o Business Ethics Officer
Attn: Carol Jung
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Canada

CONFIDENTIAL

Or

E-mail: ethics@greatpanther.com

3.

Any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be treated as confidential. Any complaints or concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer. The complaints will be investigated under the direction of the Audit Committee.

4.

If the complaint or concern is a serious matter with material impact on, or involving the Company’s Senior Management, the Officer will report the issue to the Audit Committee of Great Panther within 24 hours from the time it is received.

5.	The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee’s approval.

6.	The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

7.	All whistleblower complaints or concerns must be retained by the Audit Committee for a period of seven (7) years.

8.

The Company will not tolerate any termination or retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

9.	The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

10.

Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing however a person’s self disclosure or wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

11.

If an employee, officer or director of the Company legitimately and in good faith submits a complaint, the Company will not discharge, demote, suspend, threaten, harass or otherwise discriminate or retaliate against him or her in the terms or conditions of employment because of that activity. However, since such allegation of impropriety may result in serious personal repercussions for the target person or entity, the employee, officer, or director making the allegations of impropriety should have reasonable and probable grounds before reporting such impropriety and should undertake such reporting in good faith, for the best interests of the Company and not for personal gain or motivation.

12.

In the event that the investigation reveals that the complaint was frivolously made or undertaken for improper motives or made in bad faith or without a reasonable and probable basis, appropriate disciplinary action may be taken.